RUBICON

  MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	FEBRUARY 18, 2003
OTCBB – SYMBOL: RUBIF	PR03-05

RUBICON OPTIONS THREE NEWFOUNDLAND GOLD PROJECTS TO INTERNATIONAL LIMA

- Option Deals Include 25km Strike Length of Barrick’s Mustang Trend -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that the Company has executed three separate option agreements on three of its Newfoundland gold properties with International Lima Resources (“ILR”).  ILR has been granted an option to earn up to 60% interests in the Glenwood Break, Wing’s Point – Titan and Southern Golden Promise Properties in exchange for spending a total of $5.25 million over four years and issuing 1.2 million shares of ILR.  Exploration commitments in the first year of the Agreements total $650,000.

David Adamson said, “Two years ago, we began accumulating several district-size property packages in Newfoundland.  We are pleased to welcome ILR as a partner to our Newfoundland projects.  ILR will be carrying out significant first year exploration programs on three promising project areas which, combined, represent about 15% of our Newfoundland land holdings.”

The properties optioned by the Company to ILR are as follows:

Southern Golden Promise Property

This project area comprises four separate claim blocks, involving 7 mineral licences and a total of 920 claims, which lie within a north-easterly oriented belt of volcano-sedimentary rocks, presumed to be part of the Victoria Lake Group strata.  The claim blocks are located between 15 kilometres to 100 kilometres to the southwest of Rubicon’s new Golden Promise, Jaclyn zone gold discovery.  In September 2002, Rubicon announced that of the 17 holes that intersected the quartz zone, 15 contained visible gold.  Intersections from the program included 16.57 g/t gold over a true thickness of 1.64 metres (see Rubicon’s September 19, 2002 news release for complete results).

To earn a 60% interest in the Southern Golden Promise property, ILR must spend $1.75 million over four years and issue to Rubicon 400,000 ILR shares (100,000 on signing after regulatory approval).  In the first year, ILR has made a commitment to spend $250,000 on the property.

Glenwood Break Property

This large gold property is strategically located on the north-east portion of the Barrick Mustang Carlin Trend Target and consists of 11 mineral licences (1477 claim units).  The Glenwood Break Property was map-staked in March 2002 and covers a 25 kilometre strike length of the Mustang Carlin trend currently being explored by Barrick under an option agreement with Altius Minerals.  A Government of Newfoundland and Labrador till database covers parts of the property and identifies numerous elevated gold values in till. Preliminary prospecting by Rubicon and several historic gold occurrences indicate a favourable bedrock environment for gold mineralization.

To earn a 60% interest in the Glenwood Break property, ILR must spend $2.0 million over four years and issue to Rubicon 400,000 ILR shares (100,000 on signing after regulatory approval).  In the first year, ILR has made a commitment to spend $350,000 on the property.

Wings Point - Titan Property

The Wings Point - Titan gold property is located on the northern extension of the Barrick Mustang Carlin Trend Target and consists of 6 mineral licences (118 claim units). In 2002, Rubicon trenched a new mineralized zone located on the north portion of Barrick's Mustang Trend. Gold values of 47.0 g/t over 0.4 metres, 5.6 g/t over 0.5 metres, 8.2 g/t over 1.0 metres were returned from chip samples of carbonate-altered rocks and 16.4 g/t gold in a grab sample from two trenched areas 100 metres apart.  The Qualified Person for the project is Ed Lyons, P. Geo. of Victoria, BC.

To earn a 60% interest in the Wings Point - Titan property, ILR must spend $1.5 million over four years and issue to Rubicon 400,000 ILR shares (100,000 on signing after regulatory approval).  In the first year, ILR has made a commitment to spend $50,000 on the property.

In addition to its Newfoundland assets, Rubicon Minerals Corporation controls over 260 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome’s Campbell Mine and Goldcorp’s Red Lake Mine).  Included in Rubicon’s Red Lake holdings is the McFinley Gold Project, which contains a published Inferred Mineral Resource of 334,007 in situ tons* grading 0.20 oz/ton and recently reported high grade intercepts including 21.26 oz/ton gold over 1.15 feet and 1.85 oz/ton over 1.96 feet.

RUBICON MINERALS CORPORATION

“David W. Adamson”

______________________

President & CEO

* Note:  This resource, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101 (see Rubicon’s news releases dated June 24 and July 18, 2002 for more information on the property.

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.